UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: May 31, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated May 29, 2011, entitled "Poll Resuts of Annual General Meeting Held on 27 May 2011 Clarification Announcement".

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

POLL RESULTS OF ANNUAL GENERAL MEETING HELD
ON 27 MAY 2011
CLARIFICATION ANNOUNCEMENT

Reference is made to the announcement of CNOOC Limited (the “Company”) published on 27 May 2011 (the “Announcement”). Terms defined in the Announcement shall, unless the context otherwise requires, bear the same meaning herein.

Due to inadvertent typo, the Company would like to clarify that the ordinary resolutions of “A3(iii) To re-elect Mr. Lawrence J. Lau as Independent Executive Director” and “A3(iv) To re-elect Mr. Wang Tao as Independent Executive Director” as stated in the Announcement should be amended to read as “A3(iii) To re-elect Mr. Lawrence J. Lau as Independent Non-executive Director” and “A3(iv) To re-elect Mr. Wang Tao as Independent Non-executive Director” respectively.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 29 May 2011

As at the date of this announcement, the Board comprises the following:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao